North America Structured Investments

J.P.Morgan

5yr SPXFP Uncapped Accelerated Barrier Notes

The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Underlying:	S&P 500® Futures Excess Return Index
Upside Leverage Factor:	At least 2.20*
Barrier Amount:	70.00% of the Initial Value
Underlying Return:	(Final Value – Initial Value) / Initial Value
Pricing Date:	August 31, 2026
Observation Date:	September 2, 2031
Maturity Date:	September 5, 2031
CUSIP:	46661KB98
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/46661KB98/doctype/Product_Termsheet/document.pdf

Estimated Value: The estimated value of the notes, when the terms of the notes are set, will not be less than $900.00 per $1,000 principal amount note. For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, see the hyperlink above.

Payment at Maturity

If the Final Value is greater than the Initial Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Underlying Return × Upside Leverage Factor)

If the Final Value is equal to or less than the Initial Value but the Final Value is greater than or equal to the Barrier Amount, you will receive the principal amount of your notes at maturity.

If the Final Value is less than the Barrier Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Underlying Return)

If the Final Value is less than the Barrier Amount, you will lose more than 30.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

* The actual Upside Leverage Factor will be provided in the pricing supplement and will not be less than 2.20.
** Reflects an Upside Leverage Factor of 2.20 for illustrative purposes.
The hypothetical returns and hypothetical payments on the notes shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Hypothetical Returns on the Notes at Maturity**



Underlying Performance
Note Payoff at Maturity
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
Payment at Maturity
-50% -40% -30% -20% -10% 0% 10% 20% 30% 40% 50%
Underlying Return

Hypothetical Underlying Return	Hypothetical Note Return	Hypothetical Payment at Maturity
100.00%	220.00%	$3,200.00
80.00%	176.00%	$2,760.00
60.00%	132.00%	$2,320.00
40.00%	88.00%	$1,880.00
30.00%	66.00%	$1,660.00
20.00%	44.00%	$1,440.00
10.00%	22.00%	$1,220.00
5.00%	11.00%	$1,110.00
0.00%	0.00%	$1,000.00
-10.00%	0.00%	$1,000.00
-20.00%	0.00%	$1,000.00
-30.00%	0.00%	$1,000.00
-30.01%	-30.01%	$699.90
-50.00%	-50.00%	$500.00
-60.00%	-60.00%	$400.00
-80.00%	-80.00%	$200.00
-100.00%	-100.00%	$0.00

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments  5yr SPXFP Uncapped Accelerated Barrier Notes  J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com  Selected Risks  ●   Your investment in the notes may result in a loss. The notes do not guarantee any return of principal.  ●   The benefit provided by the Barrier Amount may terminate on the Observation Date.  ●   Any payment on the notes at maturity is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co.  ●   No interest payments.  ●   You will not have any rights to the E-Mini ®   S&P 500 ®   Futures Contracts (the “Underlying Futures Contracts”) or the securities included in the index underlying the Underlying Futures Contracts.  ●   JPMorgan Chase & Co. is currently one of the companies that make up the S&P 500 ®  Index, the index underlying the Underlying Futures Contracts of the Index.  ●   The Index is subject to significant risks associated with the Underlying Futures Contracts.  ●   Suspension or disruptions of market trading in the Underlying Futures Contracts may adversely affect the value of your notes.  ●   The performance of the Index will differ from the performance of the index underlying the Underlying Futures Contracts.  ●   Negative roll returns associated with the Underlying Futures Contracts may adversely affect the level of the Index and the value of the notes.  ●   The Index comprises notional assets and liabilities. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.  ●   As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent activities and has limited assets.  Selected Risks (continued)  ●   The estimated value of the notes will be lower than the original issue price (price to public) of the notes.  ●   The estimated value of the notes is determined by reference to an internal funding rate.  ●   The estimated value of the notes does not represent future values and may differ from others’ estimates.  ●   The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period.  ●   Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.  ●   Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes declines.  ●   The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.  The risks identified above are not exhaustive. Please see “Risk Factors” in the prospectus supplement and the applicable product supplement and “Selected Risk Considerations” in the applicable preliminary pricing supplement for additional information.  Additional Information  SEC Legend: JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, underlying supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisers as to these matters. This material is not a product of J.P. Morgan Research Departments. Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333-293684 and 333-293684-01